SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               DIRECT INSITE CORP.
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
                         (Title of Class of Securities)

                                   25457C 20 7
                                   -----------
                                 (CUSIP Number)

                                 Peter B. Yunich
                                Managing Partner
                     Metropolitan Venture Partners II, L.P.
                        257 Park Avenue South, 15th Floor
                               New York, NY 10010
                                 (212) 844-3675
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With copies to:

                            Scott S. Rosenblum, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                             New York, NY 10022-3852
                                 (212) 715-9100

                                 January 2, 2003
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

--------------------------------------------------------------------------------
CUSIP No. 25457C 20 7               SCHEDULE 13D               Page 2 of 8 Pages
--------------------------------------------------------------------------------

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Metropolitan Venture Partners II, L.P.
--------------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        00 - Contributions of Partners of Affiliates
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
 NUMBER OF SHARES                  1,168,230 (see Item 4)
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY                  8    SHARED VOTING POWER
  EACH REPORTING          ------------------------------------------------------
     PERSON                   9    SOLE DISPOSITIVE POWER
      WITH                         1,168,230 (see Item 4)
                          ------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,168,230 (see Item 4)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.75% (see Item 4)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN (Limited Partnership)
--------------------------------------------------------------------------------


                               Page 2 of 8 Pages

--------------------------------------------------------------------------------
CUSIP No. 25457C 20 7               SCHEDULE 13D               Page 3 of 8 Pages
--------------------------------------------------------------------------------

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Metropolitan Venture Partners (Advisors), L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        00 - Contributions of Partners of Affiliates
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                       |_|
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------

                                7    SOLE VOTING POWER
 NUMBER OF SHARES                    1,168,230 (see Item 4)
  BENEFICIALLY               ---------------------------------------------------
   OWNED BY                     8     SHARED VOTING POWER
  EACH REPORTING             ---------------------------------------------------
     PERSON                     9    SOLE DISPOSITIVE POWER
      WITH                           1,168,230 (see Item 4)
                             ---------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,168,230 (see Item 4)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                     |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.75% (see Item 4)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

       PN (Limited Partnership)
--------------------------------------------------------------------------------


                               Page 3 of 8 Pages

--------------------------------------------------------------------------------
CUSIP No. 25457C 20 7               SCHEDULE 13D               Page 4 of 8 Pages
--------------------------------------------------------------------------------

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Metropolitan Venture Partners Corp.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        00 - Contributions of Partners of Affiliates
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        |_|
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF SHARES                       1,168,230 (see Item 4)
  BENEFICIALLY                --------------------------------------------------
   OWNED BY                       8    SHARED VOTING POWER
  EACH REPORTING              --------------------------------------------------
     PERSON                       9    SOLE DISPOSITIVE POWER
      WITH                             1,168,230 (see Item 4)
                              --------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,168,230 (see Item 4)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.75% (see Item 4)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------


                               Page 4 of 8 Pages

Introduction

      This Amendment No. 1 (this "Amendment") relates to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on October 15, 2002 by Metropolitan Venture Partners II, L.P., a Delaware limited partnership ("MetVP"), Metropolitan Venture Partners (Advisors), L.P., a Delaware limited partnership ("MetVP Advisors") and Metropolitan Venture Partners Corp., a Delaware corporation ("MetVP Corp" and, together with MetVP and MetVP Advisors, the "Reporting Persons") in connection with the purchase by MetVP of an aggregate of 93,458 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the "Preferred Stock") of Direct Insite Corp., a Delaware corporation (the "Issuer"), which are convertible into shares of common stock, par value $0.0001 per share (the "Common Stock") of the Issuer, pursuant to the terms of the Stock Purchase Agreement (as defined and described in Item 4 of the Schedule 13D).

      The text of Items 4, 5, 6 and 7 and the Exhibit Index of the Schedule 13D are hereby supplemented to reflect that as of December 24, 2002, MetVP purchased an additional 23,365 shares of Preferred Stock from the Issuer, resulting in a change in the number of shares beneficially owned by the Reporting Persons as described in Item 5 herein. Capitalized terms used in this Amendment but not otherwise defined herein have the meanings given to them in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4. Purpose of Transaction.

      MetVP and the Issuer entered into a Stock Purchase and Registration Rights Agreement dated as of December 24, 2002 (the "Purchase Agreement"), pursuant to which, among other things, the Issuer agreed to sell 23,365 shares of Preferred Stock (the "Purchased Preferred Stock") to MetVP in consideration for $500,000 in cash on substantially the same terms as the Stock Purchase Agreement entered into between the parties on September 25, 2002 and described in the Schedule 13D. The cash obtained by the Issuer from MetVP will be used for general working capital and applied towards shareholders' equity. A copy of the Purchase Agreement was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K, as filed with the SEC on January 7, 2003 (the "Current Report") and is incorporated by reference herein.

      Prior to the issuance of the Purchased Preferred Stock, the Issuer had 2,000,000 shares of preferred stock authorized under its certificate of incorporation and 93,458 shares of Preferred Stock outstanding, all of which are owned of record by MetVP. Pursuant to the Purchase Agreement, the Issuer prepared and filed with the Secretary of State of the State of Delaware, a certificate of amendment to the certificate of designation of rights, preferences and privileges of the Preferred Stock (the "Amendment"), a copy of which was filed as Exhibit 3.2 to the Issuer's Current Report and is incorporated by reference herein. The material changes to the Certificate of Designation as provided in the Amendment are more fully described below.

      Immediately following the closing of the Purchase Agreement (the "Closing"), MetVP was the owner of record of an aggregate of 116,823 shares of Preferred Stock (the "Outstanding Preferred Stock"). Assuming conversion in full of the 116,823 shares of Preferred Stock into Common Stock, the Reporting Persons would own beneficially 1,116,823 shares of Common Stock (based on an initial 1-for-10 conversion ratio), or approximately 22.75% of the Issuer's Common Stock issued and outstanding on the date of Closing, based on 3,897,573 shares of Common Stock issued and outstanding on the date of Closing (before giving effect to conversion of the Preferred Stock) and inclusive of 70,000 shares of Common Stock which are deemed to have been issued to certain senior executive officers as of the date of Closing in consideration of non-cash bonuses for the fiscal year ended December 31, 2002. Assuming conversion of all shares of Purchased Preferred Stock into shares of Common Stock on the date of Closing, the purchase price paid by MetVP of $2.14 per share of Common Stock exceeded the closing price per share of Common Stock, as quoted on the NASDAQ SmallCap Market on December 24, 2002, the date of the Purchase Agreement.


                               Page 5 of 8 Pages

      As described above, the terms of the Purchase Agreement are substantially the same as the terms of the Stock Purchase Agreement, except as follows:

o Registration Rights. The Purchase Agreement amended and restated the registration rights provisions of the Stock Purchase Agreement entered into on September 25, 2002 in its entirety so as to give effect to the registration rights of all the shares of Preferred Stock owned by MetVP immediately following the Closing Date in a single agreement. There were no material changes to the registration rights provisions.

o Definition of "Threshold Percentage." The definition of "Threshold Percentage," was amended in the Purchase Agreement from the definition used in the Stock Purchase Agreement such that the term "Threshold Percentage" means at least 50.1% of the shares of Preferred Stock issued and outstanding immediately following the Closing Date or 50.1% of the shares of Common Stock issuable upon conversion of the Preferred Stock owned by MetVP immediately following the Closing Date of the Purchase Agreement.

o Confidentiality. The Purchase Agreement contains a confidentiality provision that was not included in the Stock Purchase Agreement entered into on September 25, 2002, pursuant to which MetVP agreed to keep confidential any and all material non-public information which it obtained or will obtain, directly or indirectly, from the Issuer pursuant to the Purchase Agreement or otherwise.

Amendment to the Certificate of Designation

     The Amendment made the following material changes to the rights, preferences and privileges of the Preferred Stock as set forth in the Certificate of Designation:

o Definition of "Average Price." The definition of the term "Average Price" as used in the Certificate of Designation, was amended to create a floor for the "Average Price" of $2.13 in respect of the 93,458 shares of Preferred Stock purchased pursuant to the Stock Purchase Agreement and $2.14 in respect of the 23,365 shares of Preferred Stock purchased pursuant to the Purchase Agreement. The term "Average Price" is used in respect of calculating the number of shares of Common Stock received by the holder of Preferred Stock in the event such holder elects to receive a dividend in-kind in shares of Common Stock instead of a cash dividend.

Plans or Proposals of the Reporting Persons

      Except as set forth above or in the Schedule 13D, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a), (b) As of the date of this statement, the Reporting Persons may be deemed to beneficially own up to 1,168,230 shares of Common Stock, representing, in the aggregate, approximately 22.75% of the outstanding shares of Common Stock, based on 3,897,573 shares of Common Stock (the "Outstanding Common Stock") issued and outstanding on the date of Closing (before giving effect to conversion of the Preferred Stock) and inclusive of 70,000 shares of Common Stock which are deemed to have been issued to certain senior executive officers as of the date of Closing in consideration of non-cash bonuses for the fiscal year ended December 31, 2002.


                               Page 6 of 8 Pages

      (c) Except for 1,000 shares of Common Stock purchased by Peter B. Yunich on November 15, 2002 and 2,000 shares of Common Stock purchased by Michael Levin on November 15, 2002, no transactions in shares of Common Stock were effected during the past 60 days by the Reporting Persons or to the best of their knowledge, any of the individuals identified in Item 2 of the Schedule 13D.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Nasdaq has informed the Issuer that pursuant to Rule 4350(i)(B) of its Qualitative Listing Requirements, it is requiring that the voting and conversion of the number of shares of Outstanding Preferred Stock, exceeding, on an as-converted basis, 19.9% of the Outstanding Common Stock, be subject to approval thereof by the Issuer's stockholders (the "Nasdaq Requirement").

      As a result of the foregoing, MetVP has agreed to enter into an agreement with the Issuer to restrict the voting and conversion rights of the Outstanding Preferred Stock so as to be in compliance with the Nasdaq Requirement pending the approval of the Issuer's stockholders.

      In the event the Issuer does not obtain stockholder approval by a specified date, MetVP has the right to undo the transaction pursuant to which it acquired the Purchased Preferred Stock and receive damages from the Issuer in connection with the failure to provide the approvals.

Item 7. Material to be Filed as Exhibits.

      The following documents are filed as exhibits hereto or are incorporated herein by reference:


Exhibit 3.1 Certificate of Amendment of Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock filed December 20, 2002 (1)

Exhibit 3.2 Certificate of Amendment of Certificate of Designation, Preferences and Privileges of Series A Convertible Preferred Stock filed January 2, 2003 (1)

Exhibit 10.1 Stock Purchase and Registration Rights Agreement dated as of December 24, 2002 by and between the Issuer and MetVP (1)

Exhibit 99 Joint Filing Agreement dated as of October 14, 2002 by and among MetVP, MetVP Advisors and MetVP Corp (2)

(1) Incorporated herein by referenced to the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 7, 2003.

(2) Incorporated herein by referenced to the Issuer's Schedule 13D, as filed with the Securities and Exchange Commission on October 15, 2002.



                               Page 7 of 8 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP is true, complete and correct.

Dated: January 22, 2003


                                   METROPOLITAN VENTURE PARTNERS II, L.P.

                                   By: METROPOLITAN VENTURE PARTNERS (Advisors),
                                       L.P., its general partner

                                   By: METROPOLITAN  VENTURE PARTNERS CORP.,
                                       its general partner


                                   By: /s/ Michael Levin
                                      ----------------------------------
                                      Name:  Michael Levin
                                      Title: Vice President of Finance

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP Advisors is true, complete and correct.

Dated: January 22, 2003


                                   METROPOLITAN  VENTURE PARTNERS (Advisors),
                                   L.P.

                                   By: METROPOLITAN  VENTURE PARTNERS CORP.,
                                       its general partner


                                   By: /s/ Michael Levin
                                      ------------------------------------
                                      Name:  Michael Levin
                                      Title: Vice President of Finance

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP Corp is true, complete and correct.

Dated: January 22, 2003

                                   METROPOLITAN VENTURE PARTNERS CORP.


                                   By: /s/ Michael Levin
                                      -----------------------------------
                                      Name:  Michael Levin
                                      Title: Vice President of Finance



                               Page 8 of 8 Pages